838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 23-462 January 26, 2023

Platinum Group Metals Ltd. Reports Update on
Waterberg Project Infill Drill Program

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports that an infill drill campaign (the "Infill Drill Program") underway since November, 2022, at the Waterberg Project, located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project"), is well advanced.  Before a scheduled break over the recent holiday period, 16 planned T Zone boreholes and 6 of 16 planned F Zone boreholes were completed.  Drilling is once again underway on site.  Drill core from completed boreholes has been logged, and mineralized intercepts recovered were sampled and sent for assay by Intertek Genalysis Minerals in Australia.  Final assay results for all T Zone boreholes and one F Zone borehole have now been received as follows:

Area	Borehole ID	From (m)	To (m)	Zone(1)	Length(2) (m)	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	4PGE (g/t)
T Zone	WB286	174.5	178.5	T0	4.0	2.76	4.33	0.11	1.23	8.43
T Zone	WB286	201.0	207.9	TZ	6.9	0.75	1.29	0.03	0.22	2.29
T Zone	WB287	138.5	142.0	T0	3.5	1.27	1.91	0.05	1.01	4.24
T Zone	WB287	174.0	178.0	TZ	4.0	0.74	1.10	0.03	0.48	2.35
T Zone	WB288			T0	Beyond Subcrop(3)
T Zone	WB288	162.0	165.0	TZ	3.0	0.44	0.61	0.02	0.09	1.16
T Zone	WB289	158.0	165.2	T0	7.2	1.19	1.45	0.04	0.88	3.56
T Zone	WB289			TZ	Faulted Out(4)
T Zone	WB290	200.5	205.5	T0	5.0	1.49	2.43	0.06	0.87	4.85
T Zone	WB290	270.0	278.0	TZ	8.0	1.23	1.90	0.05	0.49	3.67
T Zone	WB291	210.1	213.0	T0	2.9	1.03	1.91	0.05	0.37	3.36
T Zone	WB291	249.5	255.0	TZ	5.5	1.41	3.70	0.08	0.68	5.87
T Zone	WB292			T0	Beyond Subcrop(3)
T Zone	WB292	147.5	150.5	TZ	3.0	2.43	4.52	0.11	1.06	8.12
T Zone	WB293	190.0	191.0	T0	1.0	0.14	0.14	0	0.24	0.52
T Zone	WB293			TZ	Faulted Out(4)

Platinum Group Metals Ltd.	…2

Area	Borehole ID	From (m)	To (m)	Zone(1)	Length(2) (m)	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	4PGE (g/t)
T Zone	WB294	145.0	146.0	T0	1.0	0.47	0.53	0.02	0.19	1.21
T Zone	WB294	166.0	171.0	TZ	5.0	1.16	0.93	0.03	1.47	3.59
T Zone	WB295	164.0	169.0	T0	5.0	0.71	1.31	0.03	0.52	2.57
T Zone	WB295	225.5	228.0	TZ	2.5	1.33	0.8	0.03	1.46	3.62
T Zone	WB296	175.0	177.0	T0	2.0	0.90	1.60	0.04	0.21	2.75
T Zone	WB296	257.0	265.0	TZ	8.0	0.82	1.08	0.03	1.38	3.31
T Zone	WB297	146.5	148.5	T0	2.0	0.83	1.42	0.04	0.15	2.44
T Zone	WB297	199.0	201.5	TZ	2.5	0.63	0.45	0.02	1.75	2.85
T Zone	WB298	191.0	192.0	T0	1.0	1.20	2.31	0.06	0.29	3.86
T Zone	WB298	261.5	269.5	TZ	8.0	0.28	0.65	0.01	0.08	1.02
T Zone	WB299	135.5	137.0	T0	1.5	0.18	0.29	0.01	0.10	0.58
T Zone	WB299	210.0	218.4	TZ	8.4	0.67	1.25	0.03	0.60	2.55
Includes	WB299	210.0	213.0	TZ	3.0	1.14	2.20	0.05	0.98	4.37
T Zone	WB300	220.0	222.0	T0	2.0	0.51	0.66	0.02	0.26	1.45
T Zone	WB300	311.9	320.5	TZ	8.6	1.00	0.64	0.03	1.10	2.77
Includes	WB300	316.2	320.5	TZ	4.3	1.61	0.93	0.04	1.40	3.98
T Zone	WB301	189.5	191.0	T0	1.5	0.35	0.47	0.01	0.11	0.94
T Zone	WB301	270.0	277.5	TZ	7.5	1.90	4.59	0.10	1.30	7.89
F Zone	WB303	244.0	359.0	CSF	115.0	0.88	1.98	0.05	0.13	3.04
Includes	WB303	244.0	264.0	CSF	20.0	1.45	3.27	0.08	0.23	5.03
Includes	WB303	332.5	359.0	CSF	26.5	1.53	3.44	0.08	0.19	5.24

Notes:

(1) TZ = T Zone T0 = T Zero Zone CSF = Central Super F Zone.

(2) The true width of the shallow dipping (30° to 35°) mineralized zones are approximately 82% to 87% of the reported interval from the vertical drill hole.

(3) Borehole collared east of where westward dipping T Zero Zone subcrops.

(4) At shallow depths near the T Zone and F Zone subcrops, it was anticipated that faults may be intercepted.

The Infill Drill Program is targeting near surface, inferred and indicated mineral resource blocks that have good potential for conversion to higher confidence levels, potentially identifying additional tonnage for inclusion in early mine plans; thereby, reducing early capital expenditure and the time to first mining.  Some tonnage in the resource blocks drilled in the current Infill Drill Program was included in previous mine planning for the 2019 Waterberg Project Definitive Feasibility Study (the "Waterberg DFS").  The Waterberg DFS technical report entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on October 7, 2019.

Platinum Group Metals Ltd.	…3

Portions of the T Zone have previously been categorized as inferred, indicated, and measured resources and T Zone tonnage was included in mine planning.  The T Zero Zone is a mineralized layer approximately 60 metres above the T Zone.  Portions of the T Zero Zone have previously been categorized as inferred and indicated but were not included in mine planning.  The T Zero Zone is well developed in certain areas and one objective of the Infill Drill Program is to upgrade the confidence level for targeted areas of T Zero Zone mineralization, thereby allowing the possible inclusion of shallow T Zero Zone tonnage into feasibility mine planning.

Copper grades per tonne for all T Zero Zone and T Zone intercepts listed above averaged 0.135% and for F Zone hole WB303 ran at 0.070% in the higher-grade section.  Nickel grades per tonne for all T Zero Zone and T Zone intercepts averaged 0.074% and for F Zone hole WB303 ran at 0.213% in the higher-grade section.

Waterberg Deposit

Platinum Group President and CEO, Frank Hallam, said "We are very pleased with results to date for our Infill Drill Program.  Assay results meet or exceed expectations and are consistent with our modelled mineral resources.  The shallow, thick, high-grade intercepts confirm the impressive nature of the Waterberg deposit.  Project geologists will use the results of this drill program to update the Waterberg resource estimate, which project engineers will then use to optimize the Waterberg mine plan and development schedule.  More assay results for F Zone drilling will be published once they become available".

Platinum Group Metals Ltd.	…4

As reported previously, on October 18, 2022, project operating company Waterberg JV Resources Pty Ltd. ("Waterberg JV Co.") approved in principle a pre-construction work program of approximately US $21.0 million over a 23-month period ending August 31, 2024 (the "Work Program").  From the Work Program an initial budget of approximately US $2.5 million was approved for expenditure by March 31, 2023, and this work, including the Infill Drill Program, is underway.  The Infill Drill Program also plans several shallow geotechnical boreholes and one deep exploration borehole northeast of known reserves and resources.

After assaying is complete for all boreholes described above, the remaining material will be processed to determine dry-stack tailings characteristics and provide additional concentrate metallurgical data.  If dry stack tailings methods are implemented, it is estimated that Waterberg mine water consumption could be reduced by 40% to 50%.

The Company is focussed on advancing the Waterberg Project to a development and construction decision.  The Waterberg Project is planned as a fully mechanised, shallow, decline access platinum, palladium, rhodium, and gold mine and is projected to be one of the largest and lowest cost underground platinum group metals mines globally.

PTM is the operator of the Waterberg Project as directed by a technical committee comprised of representatives from joint venture partners Impala Platinum Holdings Ltd. ("Implats"), Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") and Hanwa Co., Ltd. ("Hanwa").  Shareholders are encouraged to see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov) and to visit the Company's website at www.platinumgroupmetals.net.

Platinum Group Metals Ltd.	…5

Borehole Location Table

Borehole ID	Easting (WGS84 LO29)	Northing (WGS84 LO29)	Elevation (masl)	Dip	Azimuth	EOH (m)
WB286	-2587601	-11609	1013	-90	0	240.40
WB287	-2587638	-11570	1012	-90	0	241.80
WB288	-2587675	-11542	1011	-90	0	214.80
WB289	-2587581	-11543	1013	-90	0	235.60
WB290	-2587487	-11628	1014	-90	0	289.60
WB291	-2587441	-11585	1016	-90	0	280.43
WB292	-2587527	-11469	1015	-90	0	218.40
WB293	-2587466	-11537	1016	-90	0	253.80
WB294	-2587526	-11519	1014	-90	0	205.00
WB295	-2587748	-11702	1008	-90	0	261.00
WB296	-2587746	-11765	1008	-90	0	289.30
WB297	-2587816	-11700	1007	-90	0	262.61
WB298	-2587817	-11830	1007	-90	0	288.78
WB299	-2587940	-11807	1005	-90	0	242.00
WB300	-2587940	-11954	1004	-90	0	349.65
WB301	-2587882	-11883	1006	-90	0	289.40
WB303	-2585785	-9610	1052	-90	0	391.18

Quality Assurance and Quality Control

The Company and Waterberg JV Co. have instituted a complete quality assurance / quality control ("QA/QC") program, including the insertion of blanks, certified reference materials (standards), and field duplicates within the sample stream.  Referee analyses are also completed.  The program is being followed and is to industry standard.  QA/QC procedures are overseen by a qualified person, and the data has been verified and is considered reliable in the opinion of the qualified person for this news release (as described below).

NQ (47.6mm diameter) drill core is cut in-half and quartered with a diamond saw, with one-quarter placed in sealed bags and shipped to the laboratory and the other three quarters retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by the Intertek Genalysis Minerals Global Centre of Excellence, located in Perth, Western Australia. The entire sample is dried and crushed to ~2mm, of which a 300 gram split is pulverized to at least 85% of material to 75μm or better.  Grade for Au, Pt and Pd is determined by using a 25g lead collection fire assay with Inductively Coupled Plasma-Optical Emission Spectrometry (ICP-OES) finish.  On samples where the Au, Pt and Pd grade was found to be above 1 g/T, 6E analysis (for all PGEs) was done using 25g nickel sulphide collection and Inductively Coupled Plasma-Mass Spectrometry (ICP-MS) finish. Base metals and other major elements were determined by four acid digestion with Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) finish.

Platinum Group Metals Ltd.	…6

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, JOGMEC and Hanwa.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange ("TSX") and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the potential for conversion of mineral resource blocks to higher confidence levels, costs and time to mine, reduction in early capital expenditures and time to first mining, inclusion of shallow T Zero tonnage into feasibility mine planning, optimizing the mine plan and development schedule, published results for the F Zone and plans for additional boreholes, mineral resource estimates, the possible implementation of dry stack tailings methods and results on water consumption, the future outcome of the Infill Drill Program, the advancement of the Waterberg Project to a development and construction decision, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

Platinum Group Metals Ltd.	…7

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19, the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, AIF and other filings with the U.S. Securities and Exchange Commission ("SEC") and the Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.